140 Scott Drive
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Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com
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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission Division of Corporation Finance Office of Healthcare & Insurance 100 F Street, N.E. Washington, D.C. 20549	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Attention:        Julie Sherman

                        Angela Connell

                        Christopher Edwards

                        Christine Westbrook

Re:	Berkeley Lights, Inc.
Registration Statement on Form S-1
Filed on June 26, 2020
File No. 333-239487

Ladies and Gentlemen:

On behalf of Berkeley Lights, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on June 26, 2020.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. In particular, the Company references Comment #14 of the Staff’s letter dated May 28, 2020 with respect to providing an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price. The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY

BERKELEY LIGHTS, INC.

BLI-1001

July 2, 2020

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Stock-based compensation” and “—Common stock valuations” (the “MD&A”) and appears on pages 96 through 98 of the Registration Statement.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split that the Company might affect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximate [***]-to-1 reverse stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The post-split price range will be narrowed within the Preliminary IPO Price Range prior to distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS SINCE JANUARY 1, 2019

The following table summarizes by grant date the number of shares of common stock underlying stock options granted since January 1, 2019, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock used to determine stock-based compensation expense for financial reporting purposes.

CONFIDENTIAL TREATMENT REQUESTED BY

BERKELEY LIGHTS, INC.

BLI-1002

July 2, 2020

Grant Date	Number of Shares Underlying Options Grants	Exercise Price Per Share	Estimated Fair Value – Financial Reporting Purposes
February 7, 2019	[***]	$[***]	$[***]
February 20, 2019	[***]	$[***]	$[***]
March 25, 2019	[***]	$[***]	$[***]
May 2, 2019	[***]	$[***]	$[***]
May 24, 2019	[***]	$[***]	$[***]
June 12, 2019	[***]	$[***]	$[***]
June 26, 2019	[***]	$[***]	$[***]
June 27, 2019	[***]	$[***]	$[***]
August 6, 2019	[***]	$[***]	$[***]
September 12, 2019	[***]	$[***]	$[***]
September 25, 2019	[***]	$[***]	$[***]
December 20, 2019	[***]	$[***]	$[***]
December 30, 2019	[***]	$[***]	$[***]
March 4, 2020	[***]	$[***]	$[***]
March 11, 2020	[***]	$[***]	$[***]
March 12, 2020	[***]	$[***]	$[***]
March 31, 2020	[***]	$[***]	$[***]
June 10, 2020	[***]	$[***]	$[***]

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

Since January 1, 2018, the Company has obtained independent third-party valuations of its common stock on at least a quarterly basis as well as following events or conditions that the Company determines could cause the assumptions, qualifications or methodologies contained in prior independent third-party valuations to materially change. As described in greater detail in MD&A, since March 31, 2018, the Company has utilized a hybrid approach (the “Hybrid Method”) of the option-pricing method (“OPM”) and the probability-weighted expected return method (“PWERM”), for determining the fair value of the Company’s common stock. The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the company’s total stockholders’ equity. In particular, total stockholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call

CONFIDENTIAL TREATMENT REQUESTED BY

BERKELEY LIGHTS, INC.

BLI-1003

July 2, 2020

options with strike prices at various value levels depending upon the rights and preferences of each class of equity. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of equity, discounted for a lack of marketability. The Hybrid Method estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within one or more of the scenarios. The Company determined to incorporate the PWERM into its valuation methodology as values associated with various potential outcomes were considered estimable, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions.

At each grant date, the Board of Directors evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Board of Directors determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

DISCUSSION OF FAIR VALUE DETERMINATIONS OVER THE PAST 12 MONTHS

The table below sets forth the fair market value determinations of the Company’s common stock as provided by independent third party valuation reports for periods from June 30, 2019 through June 30, 2020:

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share	Percentage Increase in Fair Value Per Share from Prior Valuation Report
June 30, 2019	$[***]	[***]%
September 30, 2019	$[***]	[***]%
December 31, 2019	$[***]	[***]%
February 6, 2020	$[***]	[***]%
May 1, 2020	$[***]	[***]%

June 30, 2019 Valuation

The Company obtained an independent third-party valuations of the Company’s common stock as of June 30, 2019 (the “June 2019 Valuation”), and, based on its consideration of this valuation and the objective and subjective factors described on pages 97 and 98 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of June 30, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY

BERKELEY LIGHTS, INC.

BLI-1004

July 2, 2020

The June 2019 Valuation utilized the Hybrid Method to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated three potential future events:

(i)	an IPO, merger or acquisition of the Company (each, a “Liquidity Event”) in [***] (the “[***] Liquidity Event”);

(ii)	a Liquidity Event in [***] (the “[***] Liquidity Event”); and

(iii)	the Company continuing to remain privately held for a specified period of time (“Stay Private”).

The Board of Directors, in consultation with management, weighted the aggregate probability of the [***] Liquidity Event scenario at [***]%, the [***] Liquidity Event scenario at [***]%, and Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors. The Company believes that the potential future events used in the June 2019 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. The timing of these scenarios was determined based primarily on input from the Board of Directors and management.

To derive its equity value in the Liquidity Event scenarios, the Company utilized the public company market multiple method (the “PCMMM”), which is an accepted valuation method under the AICPA Practice Guide. The PCMMM focuses on comparing the subject entity to guideline publicly traded entities. In applying this method, valuation multiples are: (i) derived from historical or forecasted operating data of selected guideline entities; (ii) evaluated and/or adjusted based on the strengths and weaknesses of the subject entity relative to the selected guideline entities; and (iii) applied to the appropriate operating data of the subject entity to arrive at a value indication. The Company then discounted to present value the equity value derived using the PCMMM based on the expected time to the applicable Liquidity Event.

To derive its equity value in the Stay Private Scenario, the Company utilized a combination of the income approach (in the particular, a discounted cash flow (“DCF”) analysis) and the PCMMM, each weighted at [***]%. The income approach estimates value based on the expectation of future cash flows that a company will generate—such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These cash flows are discounted to present value using a weighted average cost of capital weighted between the cost of debt and the cost of equity for the Company. The selected discount rate is based on rates of return available from alternative investments of similar type, quality, and risk.

In each of the Liquidity Event and Stay Private scenarios, because the common stock represented a non-marketable equity interest in a private enterprise, a Company-specific discount for lack of marketability was then applied to the estimated fair value of the common stock on a marketable basis, resulting in an estimated fair value of the common stock per share on a minority,

CONFIDENTIAL TREATMENT REQUESTED BY

BERKELEY LIGHTS, INC.

BLI-1005

July 2, 2020

non-marketable basis. The Company-specific discount for lack of marketability was derived from analysis of restricted stock studies and databases, and compared against a European Protective Put Option Analysis, the modified put analysis known as the Finnerty Method, and the Geometric Mean Asian Protective Put Option analysis.

The following table sets forth the results of the utilization of the foregoing methodologies to determine the estimated fair value per share as of June 30, 2019:

	[***] Liquidity Event			[***] Liquidity Event			Stay Private
Value of Equity	$	[***]		$	[***]		$	[***]
Time to Event (in years)		[***]			[***]			[***]
Value of Equity(1)	$	[***]		$	[***]		$	[***]
Common Stock Value Per Share	$	[***]		$	[***]		$	[***]
Discount for Lack of Marketability		[***]	%		[***]	%		[***]	%
Estimated Fair Value Per Share	$	[***]		$	[***]		$	[***]
Probability Weighting		[***]	%		[***]	%		[***]	%
Probability-Weighted Fair Value Per Share	$	[***]		$	[***]		$	[***]
Aggregate Probability-Weighted Fair Value Per Share				$	[***]

(1)	After discounting to present value, in the cases of the Liquidity Events. No discount to present value is applied to the Stay Private scenario.

September 30, 2019 and December 31, 2019 Valuations

The Company obtained independent third-party valuations of the Company’s common stock as of September 30, 2019 (the “September 2019 Valuation”) and December 31, 2019 (the “December 2019 Valuation”), and, based on its consideration of this valuation and the objective and subjective factors described on pages 97 and 98 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of September 30, 2019 and $[***] per share as of December 31, 2019.

Each of the September 2019 Valuation and December 2019 Valuation utilized the Hybrid Method to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated two potential future events:

(i)	A Liquidity Event in [***] (the “[***] Liquidity Event”); and

(ii)	Stay Private.

With respect to each of the September 2019 Valuation and December 2019 Valuation, the Board of Directors, in consultation with management, weighted the aggregate probability of the [***] Liquidity Event scenario at [***]% and Stay Private scenario at [***]%, due to market uncertainty and various strategic business factors. The Company believes that the potential future events used in the September 2019 Valuation and December 2019 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs.

CONFIDENTIAL TREATMENT REQUESTED BY

BERKELEY LIGHTS, INC.

BLI-1006

July 2, 2020

For the September 2019 Valuation and December 2019 Valuation, the Company utilized the methodologies described above with respect to the June 2019 Valuation to determine the estimated fair value per share of the common stock. The following tables sets forth the results of the utilization of the foregoing methodologies to determine the estimated fair values per share for the September 2019 Valuation and December 2019 Valuation, respectively:

September 2019 Valuation

	[***] Liquidity Event			Stay Private
Value of Equity	$	[***]		$	[***]
Time to Event (in years)		[***]			[***]
Value of Equity(1)	$	[***]		$	[***]
Common Stock Value Per Share	$	[***]		$	[***]
Discount for Lack of Marketability		[***]	%		[***]	%
Estimated Fair Value Per Share	$	[***]		$	[***]
Probability Weighting		[***]	%		[***]	%
Probability-Weighted Fair Value Per Share	$	[***]		$	[***]
Aggregate Probability-Weighted Fair Value Per Share		$[***]

(1)	After discounting to present value, in the cases of the Liquidity Events. No discount to present value is applied to the Stay Private scenario.

December 2019 Valuation

	[***] Liquidity Event			Stay Private
Value of Equity	$	[***]		$	[***]
Time to Event (in years)		[***]			[***]
Value of Equity(1)	$	[***]		$	[***]
Common Stock Value Per Share	$	[***]		$	[***]
Discount for Lack of Marketability		[***]	%		[***]	%
Estimated Fair Value Per Share	$	[***]		$	[***]
Probability Weighting		[***]	%		[***]	%
Probability-Weighted Fair Value Per Share	$	[***]		$	[***]
Aggregate Probability-Weighted Fair Value Per Share		$[***]

(1)	After discounting to present value, in the cases of the Liquidity Events. No discount to present value is applied to the Stay Private scenario.

February 6, 2020 and May 1, 2020 Valuations

The Company obtained independent third-party valuations of the Company’s common stock as of February 6, 2020 (the “February 2020 Valuation”) and May 1, 2020 (the “May 2020 Valuation”), and, based on its consideration of this valuation and the objective and subjective factors described on page 97 and 98 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of February 6, 2020 and $[***] per share as of May 1, 2020 (the “Estimated Fair Value Per Share”).

CONFIDENTIAL TREATMENT REQUESTED BY

BERKELEY LIGHTS, INC.

BLI-1007

July 2, 2020

Each of the February 2020 Valuation and May 2020 Valuation utilized the Hybrid Method to establish the fair value of the Company’s common stock. For such purposes, the Company anticipated three potential future events:

(i)	A Liquidity Event in [***] (the “[***] Liquidity Event”);

(ii)	A [***] Liquidity Event; and

(iii)	Stay Private.

With respect to the February 2020 Valuation, the Board of Directors, in consultation with management, weighted the aggregate probability of the [***] Liquidity Event at [***]%, the [***] Liquidity Event at [***]% and the Stay Private scenario at [***]%. In increasing the estimate of the aggregate probability of a Liquidity Event and decreasing its estimate of the potential time to such Liquidity Event, compared to the December 2019 Valuation, the Company considered its discussions with bankers and its planning for a potential IPO as of February 6, 2020, including a planned IPO organizational meeting in March 2020.

With respect to each of the May 2020 Valuation, the Board of Directors, in consultation with management, weighted the aggregate probability of the [***] Liquidity Event at [***]%, the [***] Liquidity Event at [***]% and the Stay Private scenario at [***]%. In increasing the estimate of the probability of both the [***] Liquidity Event as well as the aggregate probability of a Liquidity Event, as compared to the February 2020 Valuation, the Company considered, among other things, its confidential submission of a draft registration to the Commission on May 1, 2020 as well as its ongoing discussions with bankers in connection with the planned IPO.

For each of the February 2020 Valuation and May 2020 Valuation, the Company utilized the same methodologies described above with respect to the June 2019 Valuation, September 2019 Valuation and December 2019 Valuation, to determine the estimated fair value per share. The following table sets forth the results of the utilization of the foregoing methodologies to determine the estimated fair value per share for the February 2020 Valuation:

	[***] Liquidity Event			[***] Liquidity Event			Stay Private
Value of Equity	$	[***]		$	[***]		$	[***]
Time to Event (in years)		[***]			[***]			[***]
Value of Equity(1)	$	[***]		$	[***]		$	[***]
Common Stock Value Per Share	$	[***]		$	[***]		$	[***]
Discount for Lack of Marketability		[***]	%		[***]	%		[***]	%
Estimated Fair Value Per Share	$	[***]		$	[***]		$	[***]
Probability Weighting		[***]	%		[***]	%		[***]	%
Probability-Weighted Fair Value Per Share	$	[***]		$	[***]		$	[***]
Aggregate Probability-Weighted Fair Value Per Share				$	[***]

(1)	After discounting to present value, in the cases of the Liquidity Events. No discount to present value is applied to the Stay Private scenario.

CONFIDENTIAL TREATMENT REQUESTED BY

BERKELEY LIGHTS, INC.

BLI-1008

July 2, 2020

The following table sets forth the results of the utilization of the foregoing methodologies to determine the estimated fair value per share for the May 2020 Valuation:

	[***] Liquidity Event			[***] Liquidity Event			Stay Private
Value of Equity	$	[***]		$	[***]		$	[***]
Time to Event (in years)		[***]			[***]			[***]
Value of Equity(1)	$	[***]		$	[***]		$	[***]
Common Stock Value Per Share	$	[***]		$	[***]		$	[***]
Discount for Lack of Marketability		[***]	%		[***]	%		[***]	%
Estimated Fair Value Per Share	$	[***]		$	[***]		$	[***]
Probability Weighting		[***]	%		[***]	%		[***]	%
Probability-Weighted Fair Value Per Share	$	[***]		$	[***]		$	[***]
Aggregate Probability-Weighted Fair Value Per Share				$	[***]

(1)	After discounting to present value, in the cases of the Liquidity Events. No discount to present value is applied to the Stay Private scenario.

Notably, between the dates of the February 2020 Valuation and the May 2020 Valuation, the outbreak of the COVID-19 pandemic in the United States and globally caused the Company to apply an increased discount for lack of marketability driven largely by increases in market volatility, which resulted in a decrease in the equity value of the Company in each scenario, with a corresponding [***]% decrease in the Estimated Fair Value Per Share.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including, among other methodologies:

•

a comparison of the Company’s post-money valuation at the conclusion of its last round of financing to step-up valuations for comparable companies pursuing an IPO following their respective last rounds of financings;

•	a comparison of comparable company valuations at the time of their respective IPOs;

•	a comparison of public companies at a similar stage of product development;

•	a comparison of the valuation increases for comparable companies at the time of their respective IPOs; and

•	feedback from prospective investors as a result of testing the waters meetings.

CONFIDENTIAL TREATMENT REQUESTED BY

BERKELEY LIGHTS, INC.

BLI-1009

July 2, 2020

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share (pre-split)	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share (post-split)	$	[***]	$	[***]	$	[***]

Notably, as of the May 2020 Valuation, the weighted average of the projected equity value of the Company under the two Liquidity Events, was approximately $[***], which is approximately consistent with the mid-point of the Pre-Offering Equity Value of the Company as set forth in the table above.

COMPARISON OF PRELIMINARY IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

The primary factors that account for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share are a result of differences in valuation methodology. In particular, because the PWERM utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events occurring at different future dates, which inherently decreases the Estimated Fair Value Per Share due to the combination of (i) the discounting to present value for each of the future business values upon a Liquidity Event; and (ii) the application of a discount for lack of marketability. Conversely, the Preliminary IPO Price Range necessarily assumes only a single Liquidity Event, does not apply a discount to present value for the IPO and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability. Additionally, the Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation for purposes of the Preliminary IPO Price Range, compared to the Estimated Fair Value Per Share, which included the effect of preferences for the Company’s convertible preferred stock in relation to the allocations of value in the OPM.

The Company believes that the remaining difference between the Preliminary IPO Price Range and Estimated Fair Value Per Share is attributable to the fact that the May 2020 Valuation report prepared by the Company’s independent third-party valuation specialist utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of recently

CONFIDENTIAL TREATMENT REQUESTED BY

BERKELEY LIGHTS, INC.

BLI-10010

July 2, 2020

completed public offerings and the evaluations of those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of development, and recent market conditions. Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the lead underwriters.

CONCLUSION

In conclusion, the Company respectfully submits that the differences between the Preliminary IPO Price Range, the exercise price at which it most recently granted stock options, the May 2020 Valuation and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Eric D. Hobbs, Ph.D., Berkeley Lights, Inc.

Shaun Holt, Berkeley Lights, Inc.

Stuart Merkadeau, Berkeley Lights, Inc.

Alexander White, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY

BERKELEY LIGHTS, INC.

BLI-10011